SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 6)1

                              U.S. Diagnostic Inc.
--------------------------------------------------------------------------------
                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    90328Q108
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 January 6, 2000
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

                             Exhibit Index on Page 7
--------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------------           ----------------------------------
CUSIP No. 90328Q108                   13D          Page 2 of 10 Pages
-----------------------------------           ----------------------------------


================================================================================
     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                  STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY
--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    3,384,000
  OWNED BY
    EACH
 REPORTING      ----------------------------------------------------------------
PERSON WITH
                   8      SHARED VOTING POWER

                                -0-
                ----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                3,384,000
                ----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      3,384,000
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      15.0%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                      PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------           ----------------------------------
CUSIP No. 90328Q108                   13D          Page 3 of 10 Pages
-----------------------------------           ----------------------------------


================================================================================
     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                    WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                      00
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      USA
--------------------------------------------------------------------------------
 NUMBER OF          7       SOLE VOTING POWER
   SHARES
BENEFICIALLY                      3,384,000
  OWNED BY
    EACH
 REPORTING      ----------------------------------------------------------------
PERSON WITH
                    8       SHARED VOTING POWER

                                  - 0 -
                ----------------------------------------------------------------
                    9       SOLE DISPOSITIVE POWER

                                  3,384,000
                ----------------------------------------------------------------
                   10       SHARED DISPOSITIVE POWER

                                  - 0 -
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      3,384,000
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      15.0%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                      IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------           ----------------------------------
CUSIP No. 90328Q108                   13D          Page 4 of 10 Pages
-----------------------------------           ----------------------------------


         The following  constitutes  Amendment No. 6 ("Amendment  No. 6") to the
Schedule 13D filed by the undersigned. This Amendment No. 6 amends the Schedule 13D as specifically set forth.

  Item 3 is hereby amended to add the following:

Item 3.           Source and Amount of Funds or Other Consideration.

                  The aggregate purchase price of the 3,384,000 Shares of Common Stock owned by Steel Partners II is $3,363,538. The Shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

                  Item 4 is hereby amended and supplemented by adding the following thereto:

Item 4.           Purpose of Transaction.

                  Pursuant to the Reporting Persons' continued belief that the Issuer's Common Stock represents an attractive investment opportunity, on January 6, 2000, the Issuer and Steel Partners II entered into a Nondiscrimination Agreement (attached hereto as Exhibit 2) whereby the Issuer has agreed to make Section 203 of the Delaware General Corporation Law ("Section 203") inapplicable to any potential "Business Combination" (as defined in
Section 203) with Steel Partners II. As consideration for the Issuer's agreement to waive Section 203 and as provided in the Nondiscrimination Agreement, Steel Partners II has agreed not to acquire, directly or indirectly, beneficial ownership of more than 45% of the voting stock of the Issuer (a) without prior written consent of the board of directors of the Issuer including a majority of the "Continuing Directors" (as defined in the Nondiscrimination Agreement) or
(b) except by means of a Business Combination whereby all holders of the Issuer's Common Stock receive the same type and amount of consideration. The Nondiscrimination Agreement is hereby incorporated by reference as if specifically set forth herein.

  Items 5(a) and (b) are hereby amended to read as follows:

Item 5.           Interest in Securities of the Issuer.

                  (a) and (b) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 22,636,233 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1999.

                  As of the close of business on January 6, 2000, Steel Partners II beneficially owns 3,384,000 Shares of Common Stock,

-----------------------------------           ----------------------------------
CUSIP No. 90328Q108                   13D          Page 5 of 10 Pages
-----------------------------------           ----------------------------------



constituting approximately 15.0% of the Shares outstanding. Mr. Lichtenstein beneficially owns 3,384,000 Shares, representing approximately 15.0% of the Shares outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the 3,384,000 Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares. All of such Shares were acquired in open-market transactions.

  Item 5(c) is hereby amended to read as follows:

                  (c) Steel Partners II engaged in the following transactions since the filing of Amendment No. 5:


Shares of Common Stock         Price Per           Date of
      Purchased                 Share              Purchase
       29,300                  .95750              12/23/99


  Item 7 is amended to add the following:

Item 7.           Material to be Filed as Exhibits.

         2.       Nondiscrimination Agreement

-----------------------------------           ----------------------------------
CUSIP No. 90328Q108                   13D          Page 6 of 10 Pages
-----------------------------------           ----------------------------------


                                   SIGNATURES


                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  January 10, 2000                    STEEL PARTNERS II, L.P.

                                       By:  Steel Partners, L.L.C.
                                            General Partner

                                       By:  /s/ Warren G. Lichtenstein
                                            -----------------------------------
                                            Warren G. Lichtenstein
                                            Chief Executive Officer


                                       /s/ WARREN G. LICHTENSTEIN
                                       -----------------------------------------
                                       WARREN G. LICHTENSTEIN

-----------------------------------           ----------------------------------
CUSIP No. 90328Q108                   13D          Page 7 of 10 Pages
-----------------------------------           ----------------------------------


                                  EXHIBIT INDEX


Exhibit                                                                     Page

1. Joint Filing Agreement between Steel Partners II and Warren G. Lichtenstein (previously filed).

2.       Nondiscrimination Agreement

-----------------------------------           ----------------------------------
CUSIP No. 90328Q108                   13D          Page 8 of 10 Pages
-----------------------------------           ----------------------------------


Exhibit 2

                               [Letterhead of USD]

                                December 29, 1999

Steel Partners II, L.P.
150 East 52nd Street
21st Floor
New York, New York  10029
Attention:  Warren G. Lichtenstein

                  Re: Nondiscrimination  Agreement

Gentlemen:

         By letter dated December 17, 1999, you have requested that US Diagnostic Inc. (the "Company") consider making Section 203 of the Delaware General Corporation Law ("Section 203") inapplicable to any potential "Business Combination" (as defined in Section 203) with Steel Partners II, L.P. ("Steel Partners" which term shall be deemed to include any affiliate (as defined in Section 203) of Steel Partners) by virtue of the board of directors of the Company approving the transaction by which Steel Partners becomes an "Interested Stockholder" (as defined in Section 203) (such inapplicability being referred to herein as the "Section 203 Approval"). In order to provide for the increased flexibility that such inapplicability of Section 203 would provide yet retain certain protections for the stockholders of the Company, by executing in the space provided below, Steel Partners, in order to induce and conditioned upon the Section 203 Approval, hereby agrees:

         1. For period of three years after the date hereof, Steel Partners will not, by itself or as part of a group (as such term is used for purposes of Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), become the direct or indirect record or beneficial owner of more than 45% of the voting stock of the Company (a) without the prior written consent of the board of directors of the Company including a majority of those directors constituting Continuing Directors or (b) except by means of a Business Combination or a tender offer not prohibited by paragraph 2 hereof. For purposes of this agreement, "Continuing Directors" means persons who were (i) directors of the Company on the date hereof ("Initial Directors") or (ii) directors whose election or nomination was approved by a majority of the Initial Directors or
(iii) directors whose election or nomination was approved by a majority of the directors described in clauses (i) or (ii) above. For purposes of this agreement "beneficial ownership" shall be defined and calculated in accordance with
Section 13(d) of the Exchange Act, provided that a right to acquire voting stock of the Company shall be deemed beneficial ownership of such voting stock irrespective of whether such right is exerciseable within 60 days of any date as of which such beneficial ownership is to be determined.

         2. That for a period of three years after the date it becomes an Interested Stockholder, Steel Partners will not propose or engage in, or assist any other person in proposing

-----------------------------------           ----------------------------------
CUSIP No. 90328Q108                   13D          Page 9 of 10 Pages
-----------------------------------           ----------------------------------


or  engaging  in,  any  Business  Combination,  whether  by  means  of a  single transaction or a series of related transactions, involving the Company (including, without limitation, a merger, consolidation, tender offer for voting securities of the Company, or sale of assets from which the Company generated more than 30% of its consolidated earnings before interest, taxes, depreciation and amortization during the 12 month period commencing 15 months prior to the date any agreement with respect to such sale of assets is entered into) which does not by its terms provide that all holders of a class of the Company's capital stock shall receive the same type and amount of consideration to the extent that any consideration is paid in any such transaction or series of related transactions to any such holder in respect of or upon such holder's shares of Company capital stock.

         3. This agreement shall be solely for the benefit of and enforceable by the parties hereto, provided, however, that in the event that a majority of the board of directors of the Company no longer comprises Continuing Directors, this agreement may be enforced by any Qualified Holder (as defined below) of the Company's capital stock (and any such holders shall in such case be deemed third party beneficiaries hereof), provided that such Qualified Holder shall have made a good faith demand upon the board of directors of the Company to enforce this agreement and such demand shall have been refused or not replied to for more than 15 days after the receipt by the Company of such demand. For purposes of this agreement, "Qualified Holder" means a person who has continuously held at least 1000 shares of the Company's capital stock for a period of not less than six months prior to the making of the demand described in the foregoing sentence.

         4. This agreement shall be construed in accordance with the laws of the State of Delaware without regard to the principles of conflict of laws thereof.

         5. Steel Partners agrees that remedies at law may be inadequate to protect the Company and its stockholders against any actual or threatened breach of this agreement by Steel Partners and, without prejudice to any other rights and remedies otherwise available to the Company or such stockholders, you agree that the Company shall be entitled to the remedy of specific performance and other injunctive or equitable relief without proof of actual damages. Steel Partners further agrees to waive any requirement for the securing or posting of any bond in connection with such remedy, or, if such security or bond may not be lawfully waived, it is agreed that such security or bond shall not exceed $5,000.

6. The Company acknowledges that Steel Partners' agreements hereunder are conditioned upon the Section 203 Approval being obtained no later than January 31, 2000.

-----------------------------------           ----------------------------------
CUSIP No. 90328Q108                   13D          Page 10 of 10 Pages
-----------------------------------           ----------------------------------


         If this agreement appropriately sets forth our mutual understanding, please have it executed by a duly authorized officer of Steel Partners and upon counter signature by the Company this agreement shall become binding upon each of the parties hereto as of the date of such counter signature.

                                               Very truly yours,

                                               US DIAGNOSTIC INC.



         Date:     1/6/00                      By:  /s/  Joseph A. Paul
                                                    -------------------
                                                    Joseph A. Paul
                                                    President and CEO


Agreed to and accepted:

STEEL PARTNERS II, L.P.



By:   /s/  Warren Lichtenstein
      ------------------------
Its:  General Partner